Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-202187

FINAL TERM SHEET	CONFIDENTIAL
February 25, 2016
BofI Holding, Inc.
$45,000,000 6.25% Subordinated Notes due 2026

Issuer	BofI Holding, Inc.

Securities	6.25% Subordinated Notes due 2026

Security Type	Subordinated Fixed Rate Note

Rating (KBRA)*	BBB (stable)

Trade Date	February 25, 2016

Settlement Date (T+5)	March 3, 2016

Denominations	The Notes will be issued in denominations of $25 and integral multiples of $25 in excess thereof.

Joint Book-Running Managers	FBR Capital Markets & Co. and Keefe, Bruyette & Woods, Inc.

Lead Manager	D.A. Davidson & Co.

Co-Managers	Janney Montgomery Scott LLC, Wunderlich Securities, Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, Oppenheimer & Co. Inc.

Principal Amount	$45,000,000

Over-Allotment Option	15.0%

Public Offering Price	100.00% of principal amount

Underwriting Discount	$1,417,500, which reflects an underwriting discount of 3.15%

Proceeds to Company, Before Expenses	$43,582,500

Maturity Date	February 28, 2026

Coupon	6.25%

Interest Payment Dates	Quarterly in arrears on May 31, August 31, November 30 and February 28 (February 29 in case of a leap year)

Record Dates	May 15, August 15, November 15 and February 15, whether or not a business day of each year

Optional Redemption
We may elect to redeem the Notes in whole at any time or in part from time to time on or after March 31, 2021, which date may be extended at the Company's discretion, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Notes are not redeemed in whole, at least $10 million aggregate principal amount of the Notes must remain outstanding after giving effect to such redemption. We may also redeem the Notes, at our option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent us from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) we are required to register as an investment company under the Investment Company Act of 1940. Under the current risk-based capital guidelines applicable to us, any redemption of the Notes will be subject to prior approval of the Board of Governors of the Federal Reserve System.

Listing	Application has been made to list the Notes on the NASDAQ Global Select Market

CUSIP / ISIN Numbers	05566U 306 / US05566U3068

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting FBR Capital Markets & Co., 1300 North 17th Street, Suite 1400, Arlington, VA 22209 (telephone number 1-800-846-5050) or by emailing prospectuses@fbr.com or Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, Fourth Floor, New York, NY 10019 (telephone number 1-800-966-1559).